345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

July 19, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Stone Tan China Acquisition Corp.
Supplemental Information - Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On June 15, 2007, we transmitted for filing with the Securities and Exchange Commission (the “Commission”), on behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), one complete electronic version of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (No. 333-142729), including one complete electronic version of the exhibits filed therewith.

In response to a request for information contained in comment No. 8 of the Staff’s letter dated June 8, 2007, we are hereby providing the Commission, on a supplemental basis, with the names of the entities that were contacted by employees of businesses owned by the Company’s Chief Executive Officer, prior to the Company’s formation. These entities are as follows:

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Confidential Treatment Requested

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Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner